3/16/2004

SECURITI[...]SSION

04002087

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GlobaLink Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 E. Colorado Blvd., #750
(No. and Street)

Pasadena, (City) California (State) 91101 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 25 2004 WASH. D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter MOk 626-964-5966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Mok, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GlobaLink Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

M:
235 E
Pasaden
(6
WWW.MA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On 24 Feb, 04 (Date) before me, Jennifer Jilly Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))
personally appeared Peter K Mok (Name(s) of Signer(s)),

☐ personally known to me
☒ *proved to me on the basis of satisfactory evidence*

JENNIFER K. JILLY
Commission # 1465926
Notary Public - California
Los Angeles County
My Comm. Expires Jan 27, 2008

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/her/their authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or *the entity upon behalf of which the person(~~s~~)* acted, executed the instrument.

WITNESS my hand and official seal.

Jennifer K Jilly
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 24 Feb, 2004 Number of Pages: 01

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer

Signer's Name: ____

☐ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

GLOBALINK SECURITIES, INC.
234 E. COLORADO BOULEVARD, SUITE 750
PASADENA, CALIFORNIA 91101

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Globalink Securities, Inc.
Pasadena, California

I have audited the accompanying statement of financial condition of Globalink Securities, Inc. (the Company) as of December 31, 2003 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2003 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
January 31, 2004

GLOBALINK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash - checking	$ 2,712
Clearing broker's deposits	80,227
Commissions receivable	35,080
Property net of $42,181 depreciation	52,818
Other assets - nonallowable	32,993
TOTAL ASSETS	$ 203,830

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
CRD deposit	$ 2,854
Commissions payable	29,714
Accounts payable	29,475
Loan payable	5,000
Settlement payable	10,000
TOTAL LIABILITIES	77,043
SHAREHOLDERS' EQUITY	
Common stock - ($10 par value, 5,000 shares authorized, issued and outstanding)	$ 50,000
Paid-in capital	2,132,466
Retained earnings (Deficit)	(2,055,679)
	126,787
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 203,830

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES – Schedule, Page 12	$ 814,785
COST OF SALES	
Clearing house expense	249,473
Commissions – processing fee	17,028
Commissions	275,978
TOTAL COSTS	542,479
GROSS PROFIT	272,306
LITIGATION SETTLEMENT	20,000
OPERATING EXPENSES - Schedule, Page 13	362,954
TOTAL EXPENSES	382,954
INCOME (LOSS) BEFORE TAX PROVISION	(110,684)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$(111,448)

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2002	5,000	$50,000	$2,068,630	$(1,944,231)	$ 174,399
Capital Contributed: New Owner			130,002		130,002
Capital Returned: Former Owner			(66,166)		(66,166)
Net Income (Loss)				(111,448)	(111,448)
Balance, December 31, 2003	5,000	$50,000	$2,132,466	$(2,055,679)	$126,787

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (loss)	$(111,448)
Debt forgiveness	(11,393)
Depreciation	11,875
Changes in operating assets and liabilities:	
Clearing brokers' accounts	139
Commissions receivable	(5,534)
Securities	26
Commissions payable	22,202
Accounts payable	8,509
Other assets	7,250
CRD deposit	2,854
Loan payable	5,000
Settlement payable	10,000
Net cash provided (used) in operating activities	(60,520)
CASH FLOW FROM INVESTING ACTIVITIES	--
CASH FLOW FROM FINANCING ACTIVITIES	
Contribution of Capital	130,002
Capital Returned	(66,166)
Total Financing Activities	63,836
NET INCREASE (DECREASE) IN CASH	3,316
Cash: Beginning of the Year	(604)
Cash: End of the Year	$ 2,712

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$ 1,100
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF THE BUSINESS

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through its two clearing brokers on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

The stock of PSRIC was purchased on July 16, 1997 by Wall Street Holding Company (WSHC), the parent company of Globalink Securities, Inc.

On August 1, 2002, the stock of WSHC was purchased by a sole shareholder.

In 2003 the Company returned, to the above sole shareholder, the majority amount of his capital and then a group of new investors took control of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) **Revenue Recognition** - The Company recognizes revenue on a settlement date basis.

B) **Use of Estimates** - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C) **Income Taxes** - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities, however, see Note 4.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions or 6.67% of aggregate indebtedness which ever is higher. See Page 9 for the computation of net capital.

In 2002, the Company's net capital requirement was decreased from $100,000 to $25,000 and then to $5,000.

NOTE 4 - INCOME TAXES

The Company files its Federal and state tax returns on the cash basis. Because of the loss, there is no Federal income tax and a minimum state tax of $800.

Because of the changes in ownership (See Note 1) the Company's historical losses (NOL's) get substantially reduced.

NOTE 5 - OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Leases - The Company subleases office space at its headquarters in Pasadena, California. The lease began September 15, 2002 and terminates January 31, 2005. Lease commitments are:

2004	30,000
2005	2,500
	$32,500

Contingency – All existing litigation was settled during the year for the $20,000. Of that amount, $10,000 has been paid and $10,000 has been accrued.

NOTE 7 – SUBSEQUENT EVENT

In February 2004 the Company was released from its lease obligation at the former premises in Hacienda Heights, CA. The Company is required to pay the January and February rent of $840 per month and forfeit a $1,600 deposit.

GLOBALINK SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 126,787
Haircut	--
Nonallowable assets - page 10	(85,811)
NET CAPITAL	$ 40,976
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 5,162
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,162
EXCESS CAPITAL	$ 35,814
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 33,272
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 77,043
Percentage of aggregate indebtedness to net capital	169.3%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED	$ 47,097
Audited Adjustments – Increased in Accrued Expenses	(10,719)
No Allowable Assets Overstated	4,598
AUDITED	$ 40,976

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
NONALLOWABLE ASSETS
DECEMBER 31, 2003

NONALLOWABLE ASSETS

Property	$ 52,818
[(1)] Other assets	32,993
	$ 85,811

(1)

Note Receivable	$ 7,013
Petty Cash	18
Prepaid Expenses	4,000
Regulatory Fees	17,090
Security Deposit	4,600
Error Account	272
	$32,993

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Globalink Securities, Inc.
Pasadena, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2003 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
January 31, 2004

GLOBALINK SECURITIES, INC.
SCHEDULE OF REVENUE
FOR THE YEAR ENDED DECEMBER 31, 2003

Agency Commissions	$594,820
Mutual Funds (including Trailers of $80,801)	117,208
Insurance Commissions	33,331
Interest	35,488
Private Placement	10,000
Postage	10,933
Debt Forgiveness	11,393
Other	1,612
	$814,785

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

EXPENSES	
Accounting	$ 3,719
Advertising and marketing	1,607
Auto expenses	4,992
Bank service charge/finance charge	1,123
Consulting	20,616
Depreciation	11,875
Food & Entertainment	520
Insurance	4,655
Legal fees	5,235
License & permits	286
Margin interest	1,100
Moving expenses	275
NASD assessment fee	2,233
Office expenses	3,825
Office machine rental	19,794
Payroll taxes	13,635
Postage & delivery	1,489
Printing	108
Professional services - LA	5,208
Registrations	17,652
Rent	47,009
Salaries	157,446
Seminars & education	600
Taxes	1,749
Telephone	26,138
Trading loss	9,547
Utilities	347
All other	171
TOTAL EXPENSES	$ 362,954

See Accompanying Notes to Financial Statements

PART II

GLOBALINK SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Globalink Securities, Inc.
Pasadena, California

In planning and performing my audit of the financial statements of Globalink Securities, Inc. (the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Globalink Securities, Inc.
Pasadena, California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner
George Brenner, CPA

Los Angeles, California
January 31, 2004